Business Outsourcing Services, Inc.
                         1001 SW 5th Avenue, Suite 1100
                             Portland, Oregon 97204
                                Tel: 503-206-0935



                                                               November 10, 2010

VIA EDGAR-Correspondence

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Morgan Youngwood

     Re: Business Outsourcing Services, Inc.
         Form 10-Q for the Quarterly Period Ended February 28, 2010 Filed April 16, 2010
         Form 10-Q for the Quarterly Period Ended May 31, 2010
         Filed July 15, 2010
         File No. 333-158386

Dear Mr. Youngwood:

     On behalf of Business Outsourcing Services, Inc. (the "Company"), please find electronically transmitted herewith changes to the Company's Form 10-Q for the Quarterly Period Ended February 29, 2010, filed on April 16, 2010 (the "February 10-Q") and Form 10-Q for the Quarterly Period Ended May 31, 2010, filed on July 15, 2010 (the "May 10-Q") which include the disclosure requested in your comment letter dated October 14, 2010. This response letter has been numbered to coincide with your comment letter.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010 AND MAY 31, 2010.

ITEM 4. CONTROLS AND PROCEDURES, PAGE 16

COMMENT 1: Please revise to disclose the conclusion of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. We refer you to Item 307 of Regulation S-K.

RESPONSE: We have revised the February 10-Q and the May 10-Q to disclose that for the periods covered by such reports, the Company's principal executive and principal financial officers has concluded that the Company's disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

     In addition, the Company hereby acknowledges the following:

     * The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

     * The Company may not assert staff comments in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     We trust that this reply, along with Amendment No. 1 to the February 10-Q and the May 10-Q, have addressed all your concerns. For your convenience, we are also including herewith a version which has been marked to show changes.

     Should you have any questions, please do not hesitate to contact the undersigned at (503) 206-0935. Thank you.

                                         Regards,


                                         /s/ Guilbert Cuison
                                         ---------------------------------------
                                         Guilbert Cuison
                                         President